Exhibit A:

Mr. Kang also directly owns an employee stock option to purchase 15,000 shares of Class A common stock with (i) an exercise price of $197.44 per share and (ii) an expiration date of May 18, 2032. Of the 15,000 shares subject to this option, 3,750 shares vested on May 18, 2023, 3,750 shares are scheduled to vest on May 18, 2024, 3,750 shares are scheduled to vest on May 18,
2025, and 3,750 shares are scheduled to vest on May 18, 2026.